APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

The Boogie Down Grind

PROFIT AND LOSS
January - December 2018

	TOTAL
Income	
Sales	268,575.35
Sales of Product Income	300.00
Total Income	**$268,875.35**
Cost of Goods Sold	
COGS- Coffee and Foods	101,280.07
Cost of Goods Sold	19,482.57
Total Cost of Goods Sold	**$120,762.64**
GROSS PROFIT	**$148,112.71**
Expenses	
Advertising & Marketing	8,851.61
Bank Charges & Fees	853.93
Contractors	13,265.00
Insurance	
Business Liability	6,320.97
Workers Compensation	2,654.23
Total Insurance	**8,975.20**
Interest Paid	3,458.02
Job Supplies	5,973.07
Licenses and Fees	1,296.00
Meals & Entertainment	279.92
Office Supplies & Software	652.80
Rent & Lease	31,633.14
Repairs & Maintenance	278.52
Carting	3,702.15
Electrical	450.00
Exterminator	1,430.62
Plumbing	1,267.45
Utilities	5,630.11
Total Repairs & Maintenance	**12,758.85**
Salaries & Wages	
Payroll Fees	3,253.24
Payroll Salaries	140,615.18
Payroll Taxes	22,168.49
Total Salaries & Wages	**166,036.91**
Sales Tax	5,528.16
Taxes	3,944.72
Travel	1,343.63
Total Expenses	**$264,850.96**
NET OPERATING INCOME	**$ -116,738.25**

The Boogie Down Grind

PROFIT AND LOSS

January - December 2018

	TOTAL
Other Income	
Cash Back Rewards	773.13
Total Other Income	**$773.13**
Other Expenses	
Artist Payment	5,384.19
Total Other Expenses	**$5,384.19**
NET OTHER INCOME	**$ -4,611.06**
NET INCOME	**$ -121,349.31**

The Boogie Down Grind

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash	188.69
Signature	12,495.18
Total Bank Accounts	**$12,683.87**
Other Current Assets	
Equipment	27,848.82
Furniture	1,900.00
Inventory	2,000.00
Undeposited Funds	0.00
Total Other Current Assets	**$31,748.82**
Total Current Assets	**$44,432.69**
Fixed Assets	
Renovations of Hunts Point Location	93,475.15
Total Fixed Assets	**$93,475.15**
Other Assets	
Security Deposit	2,733.40
Total Other Assets	**$2,733.40**
TOTAL ASSETS	**$140,641.24**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
James Chase_HL_9734	11,968.17
Majora Carter_HP_4523	21,845.63
Total Credit Cards	**$33,813.80**
Other Current Liabilities	
Loan - $50k	0.00
Loan - Becky Peters	12,000.00
Loan Payable	309,737.68
New York Department of Taxation and Finance Payable	154.48
Out Of Scope Agency Payable	342.77
Renaissance - $75k	57,354.40
Total Other Current Liabilities	**$379,589.33**
Total Current Liabilities	**$413,403.13**
Total Liabilities	**$413,403.13**

The Boogie Down Grind

BALANCE SHEET

As of December 31, 2019

	TOTAL
Equity	
Opening Balance Equity	500.00
Owner's Investment	31,500.00
Owner's Pay & Personal Expenses	-1,000.00
Retained Earnings	-204,182.73
Net Income	-99,579.16
Total Equity	**$ -272,761.89**
TOTAL LIABILITIES AND EQUITY	**$140,641.24**

The Boogie Down Grind

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash	10.00
Signature	29,684.66
Total Bank Accounts	**$29,694.66**
Other Current Assets	
Equipment	27,593.27
Furniture	1,900.00
Inventory	2,000.00
Undeposited Funds	0.00
Total Other Current Assets	**$31,493.27**
Total Current Assets	**$61,187.93**
Fixed Assets	
Renovations of Hunts Point Location	90,475.15
Total Fixed Assets	**$90,475.15**
Other Assets	
Security Deposit	2,000.00
Total Other Assets	**$2,000.00**
TOTAL ASSETS	**$153,663.08**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
James Chase_HL_9734	6,971.21
Majora Carter_HP_4523	17,221.44
Total Credit Cards	**$24,192.65**
Other Current Liabilities	
Loan - $50k	0.00
Loan Payable	244,805.79
New York Department of Taxation and Finance Payable	66.56
Out Of Scope Agency Payable	192.21
Renaissance - $75k	70,588.60
Total Other Current Liabilities	**$315,653.16**
Total Current Liabilities	**$339,845.81**
Total Liabilities	**$339,845.81**

The Boogie Down Grind

BALANCE SHEET

As of December 31, 2018

	TOTAL
Equity	
Opening Balance Equity	500.00
Owner's Investment	17,500.00
Retained Earnings	-82,833.42
Net Income	-121,349.31
Total Equity	**$ -186,182.73**
TOTAL LIABILITIES AND EQUITY	**$153,663.08**

The Boogie Down Grind

PROFIT AND LOSS
January - December 2017

	TOTAL
Income	
Sales	96,514.17
Total Income	**$96,514.17**
Cost of Goods Sold	
COGS- Coffee and Foods	63,273.00
Total Cost of Goods Sold	**$63,273.00**
GROSS PROFIT	**$33,241.17**
Expenses	
Advertising & Marketing	925.44
Bank Charges & Fees	21.17
Fines	1,850.00
Insurance	928.23
Workers Compensation	3,481.08
Total Insurance	**4,409.31**
Job Supplies	8,298.96
Legal & Professional Services	707.80
Licenses and Fees	3,752.08
Rent & Lease	6,219.94
Repairs & Maintenance	
Carting	2,087.64
Exterminator	3,272.90
Plumbing	250.00
Utilities	3,499.76
Total Repairs & Maintenance	**9,110.30**
Salaries & Wages	21,783.58
Payroll Fees	1,221.89
Payroll Salaries	32,731.73
Payroll Taxes	13,259.33
Total Salaries & Wages	**68,996.53**
Taxes	901.99
Travel	97.69
Total Expenses	**$105,291.21**
NET OPERATING INCOME	**$ -72,050.04**
Other Expenses	
Artist Payment	1,104.05
Total Other Expenses	**$1,104.05**
NET OTHER INCOME	**$ -1,104.05**
NET INCOME	**$ -73,154.09**

The Boogie Down Grind

BALANCE SHEET

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash	-15.00
Signature	1,729.18
Total Bank Accounts	**$1,714.18**
Other Current Assets	
Equipment	15,600.00
Furniture	1,900.00
Inventory	2,000.00
Total Other Current Assets	**$19,500.00**
Total Current Assets	**$21,214.18**
Fixed Assets	
Renovations of Hunts Point Location	90,475.15
Total Fixed Assets	**$90,475.15**
TOTAL ASSETS	**$111,689.33**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Loan Payable	176,522.75
Total Other Current Liabilities	**$176,522.75**
Total Current Liabilities	**$176,522.75**
Total Liabilities	**$176,522.75**
Equity	
Opening Balance Equity	500.00
Owner's Investment	17,500.00
Retained Earnings	-9,679.33
Net Income	-73,154.09
Total Equity	**$ -64,833.42**
TOTAL LIABILITIES AND EQUITY	**$111,689.33**

The Boogie Down Grind

STATEMENT OF CASH FLOWS
January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-121,049.31
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-322.13
Equipment	-11,993.27
Inventory	0.00
James Chase_HL_9734	6,971.21
Majora Carter_HP_4523	17,221.44
Loan - $50k	0.00
Loan Payable	68,283.04
New York Department of Taxation and Finance Payable	88.69
Out Of Scope Agency Payable	192.21
Renaissance - $75k	70,588.60
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**151,029.79**
Net cash provided by operating activities	**$29,980.48**
INVESTING ACTIVITIES	
Security Deposit	-2,000.00
Net cash provided by investing activities	**$ -2,000.00**
FINANCING ACTIVITIES	
Opening Balance Equity	0.00
Net cash provided by financing activities	**$0.00**
NET CASH INCREASE FOR PERIOD	$27,980.48
Cash at beginning of period	1,714.18
CASH AT END OF PERIOD	$29,694.66

The Boogie Down Grind

STATEMENT OF CASH FLOWS

January - December 2017

	TOTAL
OPERATING ACTIVITIES	
Net Income	-73,154.09
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Equipment	-15,600.00
Furniture	-1,900.00
Inventory	-2,000.00
Loan Payable	76,368.27
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**56,868.27**
Net cash provided by operating activities	**$ -16,285.82**
FINANCING ACTIVITIES	
Opening Balance Equity	500.00
Owner's Investment	17,500.00
Net cash provided by financing activities	**$18,000.00**
NET CASH INCREASE FOR PERIOD	**$1,714.18**
CASH AT END OF PERIOD	**$1,714.18**

I, <u>Majora Carter</u>, certify that:

1. The financial statements of Bx Invest LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Bx Invest LLC included in this Form reflects accurately the information reported on the tax return for Bx Invest LLC for the fiscal years ended 2017 and 2018 (most recently available as of the Date of this Form C).

Signature

DocuSigned by:

Majora Carter

388BC583A37E482

Name: Majora Carter

Title: Owner

1